June 9, 2021
Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Initial Registration Statement on Form N-6 for Symetra Separate Account SL File No. 811-04909: Accumulator Variable Universal Life Policy
Commissioners:
On behalf of Symetra Life Insurance Company ("Symetra Life") and the Symetra Separate Account SL ("Separate Account"), we are electronically transmitting for filing under the Securities Act of 1933 ("Securities Act") an initial registration statement on Form N-6 ("Registration Statement") to register a flexible premium adjustable variable life insurance policy ("Accumulator Variable Universal Life" or "AVUL") under the Securities Act. The AVUL policy will be issued through the Separate Account. The Separate Account has previously registered as a unit investment trust under the Investment Company Act of 1940 in connection with other variable life insurance policies (File No. 811-04909).
The Registration Statement does not include financial statements. These items, along with certain additional updating information and any exhibits not included with this filing, will be filed in a pre-effective amendment to the Registration Statement.

Please direct any questions or comments regarding the Registration Statement to the undersigned at 425-256-8884 or at rachel.dobrow.stone@symetra.com.
Sincerely,
/s/ Rachel Dobrow Stone
Rachel Dobrow Stone
Senior Counsel
Symetra Life Insurance Company